March 28, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 6 to Registration Statement on Form S-1

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), and as discussed with the Staff on March 21, 2017, we hereby transmit this letter in response to written comments number one through 3 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated January 30, 2017 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on January 13, 2017 (File No. 333-210933) (the “Registration Statement”).

Recent Developments, page 1

1.

We note that the January 12, 2017 section of the “IR News- News of Interest to Investors” page of your website regarding you being “named a ‘major contender’” indicates that “Bioflux has received FDA clearance for it’s software…” but does not mention that you must submit an application to the FDA to market your product and that the FDA must review that application before you may sell your product. You also link from that page on your website to (1) an article indicating that your product has received “necessary 501k clearances” from the FDA and (2) an article indicating that you paid for distribution of the statement that “Bioflux has recently received the necessary 501k clearance from the Food & Drug Administration.” Please provide us your analysis of (1) how investors would know from these articles that you still must submit an application to the FDA to market your product and that the FDA must review that application before you may sell your product, and (2) the materiality of any liability for any potential claims made by investors related to your statements like those cited in the first two sentence of this comment.

What happened and why did it happen:

A newly hired employee of the Company posted on the Company’s website a summary of article written by Pratibha Nandha titled Innovation to Drive Wearable Medical Devices Market” dated January 4, 2017 (the “ReadItQuik Article”).  This article contained the references to the “major players” in the medical wearable devices market and the Company’s receiving the necessary FDA clearance.

The Company did not pay Ms. Nanduri or ReidItQuik to write the article and the Company did not have anything to do with the writing of this article.  The Company was also not asked to and did not review the ReadItQuik Article prior to its being released. The Company also did not have any role in being called a major contender or major player.  The Company’s employee merely posted a summary based on the article on the Company’s site after it was available on the Internet and as discussed below did not properly vet the proposed posting. The Company’s employee was not trying to create new content but was only trying to post third-party content on the Company’s website but unfortunately did not realize the wording may not be clear to visitors who read the summary.  After receiving the Staff’s January 30, 2017 Comment letter the Company removed the post from its website.  The Company acknowledges its error in posting this and is committed to preventing such mishaps from occurring in the future in order to protect the integrity of its trading market.

The ReadItQuik Article referred to the January 4, 2017 FinancialBuzz article. As mentioned in response to comment 2, the Company did pay Financial Buzz Media Networks (“Financial Buzz”) to provide PR services including increasing the Company’s visibility in the financial community, coverage throughout the term of the agreement on possible new corporate developments and releasing such coverage through its media portals. The Company is not aware of any relationship between the Financial Buzz ReadItQuik or Ms. Nanduri.  Additionally, the Company was not given the opportunity to review the Financial Buzz article prior to its dissemination and did not have any involvement with drafting the article.

Why the Company does not think an inaccurate posting will occur again:

The Company has a process for determining what content gets posted to its site. This process includes the following:

Any proposed posting is first reviewed by the Company’s Creative Director and its IR team  to make sure the information in the postings is accurate and if there are any questions, the Company’s CEO and counsel will review the proposed post.  With respect to the inadvertent posting of the page on the Company’s website, the new employee did not realize that when the Creative Director was out, the employee should have sent the proposed posting to the Company’s Chief Executive Officer and not had it posted unless it was approved.

To improve the Company’s process the Company has discussed this matter with the employee to provide additional instruction and training and has instituted a signoff procedure so an authorized person has to sign off on the proposed posting or the Company’s web person will not post it to the Company’s site.  In addition, the Company will now send any releases that it is unsure about to its counsel for review.  The Company will also review its website on a regular basis to make sure that postings are accurate.

Additionally, the Company will not engage providers whose services include the writing of articles or news stories on the Company.  The Company will continue to work with traditional type investor relations firms with respect to ordinary course, traditional investor relations services and communications, including working with the Company on press releases, although the Company will require that such firms get the Company’s approval on any press release. The Company may also from time to time give media interviews.

The Company does not believe that a material liability for potential claims exists because even if every investor purchasing and selling shares during the period that the articles were upon the Company’s site (January 12 to January 30, 2017), the value of the stock traded was de minimis.

2.

Please provide us your analysis of whether the articles mentioned above are free writing prospectuses as defined in Rule 405. Cite in your response all authority on which you rely. Also address in your response all involvement that you had in the preparation and review of the articles, your involvement in your identification as a “major player,” any amount you paid for preparation and distribution of the articles, and the date that your agreement with the sources of the articles began and will end.

As the Staff is aware, Rule 405 promulgated under the Securities Act of 1933 (“Act”), defines a “Free Writing Prospectus” as “... any written communication... that constitutes an offer to sell or a solicitation of an offer to buy the securities relating to a registered offering that is used after the registration statement in respect of the offering is filed...”

The Company does not believe that the posted page should constitute a free-writing prospectus because neither the posted page nor the articles referenced above mention any title, amount or basic terms of the securities offered by the Registration Statement, nor do they include the timing of any offering, or any statement of the manner and purpose of any offering. The disclaimer in the Financial Buzz article even states that “[t]he information contained herein is not an offer or solicitation, to buy, hold or sell any security.”   The disclaimer also states that [w]e are not an independent news media provider and therefore do not represent or warrant that the information posted on the Site is accurate, unbiased or complete.”  The disclaimer also indicates that the information in the article is not intended to be used as the basis for an investment decision and should not be considered as investment advice or a recommendation. Additionally, the Company had no connection with the article written by Ms. Nanduri or ReadItQuik and what was posted on the Company’s site did not contain any terms of an offer of securities (Ms. Nanduri’s article does not discuss an offering by the Company). Accordingly, the posted page and the articles should not be considered free-writing prospectuses because they are not offers to sell or solicitations of offers to buy securities.

The Company entered into a Financial Buzz on October 10, 2016. Under the Agreement, Financial Buzz services included preparing PR articles about the Company and distributing content about the Company.  Financial Buzz’s services under the agreement terminated on

February 10, 2017 and the Company has not entered into another agreement with Financial Buzz since the termination of the October 2016 agreement.

In connection with the performance of the services the Company paid Financial Buzz $10,000, 10,000 shares of restricted common stock and a warrant, exercisable for three years, to purchase 20,000 shares of restricted common stock at an exercise price of $2.15 per share, which payments were disclosed in the article.

 On May 31, 2016, the Company also entered into a prior agreement with Financial Buzz for services that began on June 6, 2016 and terminated on September 5, 2016. Pursuant to that agreement the Company paid Financial Buzz $15,000 and issued them 30,000 of the Company’s restricted common stock.

As mentioned above the Company has advised us that it did not have the opportunity to review the Financial Buzz article prior to its publication nor did it have any input in its drafting.  The Company has advised us that Company has no relationship or understanding with ReadItQuik or Pratibha Nanduri, the author of the January 4, 2017 article, nor is it aware of any relationship or understanding between Financial Buzz and ReadItQuik or Ms. Nanduri. The Company also did not have any involvement in being identified as a major player.

3.

The second article mentioned in comment 1 above indicates that you issued shares and warrants to the source of the article. Please reconcile this statement with the information in Part II of your registration statement regarding unregistered sales of securities.

The issuance of the shares of Common Stock to Financial Buzz is disclosed in Part II of the Registration Statement regarding unregistered sales of securities, as part of the issuance in October and November 2016 and Company has revised the Registration Statement to disclose the issuance of the Warrant to Financial Buzz. The disclosure from the Registration Statement is also forth below:

In October and November 2016, the Registrant issued an aggregate of 85,625 shares of its common stock as payment for services rendered by consultants and other service providers. The issuance of such shares was not registered under the Securities Act. The Company also issued a service provider a warrant to purchase 20,000 shares of common stock at an exercise price of $2.15 per share which warrant terminate on October 10, 219. The Registrant relied upon the exemption from securities registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended, for transactions not involving a public offering, as the issuance thereof was made to a limited number of persons or entities as compensation for services rendered.

We appreciate the Staff’s time and the consideration of the above-referenced responses. Please feel free to contact me should you wish to discuss the above-referenced responses.

Very truly yours,

/s/ Gregory Sichenzia

  Gregory Sichenzia